Exhibit 99.56

Akumin Inc. Announces Fourth Quarter and Year-End 2019 Financial Results

March 31, 2020 – Toronto, ON – Akumin Inc. (TSX: AKU.U, AKU) (“Akumin” or the “Corporation”) announced today its financial results for the quarter and year-ended December 31, 2019 (“Q4 Fiscal 2019”).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Dec. 31, 2019	3-month period ended Dec. 31, 2018	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
RVUs	1,583	1,020	5,247	3,291

Revenue	77,026	45,452	247,436	154,782

EBITDA (1)	23,840	5,137	66,453	19,304

Adjusted EBITDA (1)	20,231	9,200	59,813	31,775

EPS –Diluted	0.05	0.04	0.09	0.08

Adjusted EPS – Diluted (1)	0.09	0.04	0.26	0.20

(1)	See “Non-IFRS Measures” below.

Commenting on the Q4 Fiscal 2019 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “The quarter ending December 31, 2019 represents a record quarter of financial performance. We generated, during the quarter, revenue of $77.0 million and Adjusted EBITDA of $20.2 million. The cash balance at the end of 2019 was $23.4 million, an increase of $5.9 million, compared to our cash balance as at September 30, 2019. This increase in cash is partly due to stability in total days of sales outstanding (“DSO”) at 98 days, and a reduction in DSO excluding attorney/auto payors to 66 days from 77 days as at September 30, 2019”.

“Akumin’s volume in Q4 Fiscal 2019 was approximately 1,583,000 RVUs, compared to approximately 1,020,000 RVUs in Q4 Fiscal 2018, an increase of 55%. On an organic volume basis, RVUs increased by 5% compared to Q4 Fiscal 2018”. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

“We continue to monitor the impact of the novel coronavirus (COVID-19), as we know it is top of mind for our employees, patients, investors and other stakeholders. Shelter-in-place or self-isolation in response to containment or avoidance of this pandemic could impact a patient’s ability to seek imaging services which could have a significant impact on our volume leading to temporary or prolonged staff layoffs, reduced hours, consolidation of our network of centers and other cost containment efforts.

“Being a healthcare facility providing essential and medically necessary services, it is imperative that we stay the course and remain committed to our mission of providing an important tool for diagnosing illnesses. As announced March 23, 2020, to help our communities in dealing with this pandemic, we have dedicated imaging centers in certain of our regions to focus specifically on patients who have an active case of COVID-19 or have similar symptoms. Each of our clinics is following CDC and local health authority guidelines relating to infectious disease protocols. We will continue our efforts to ensure our clinics remain a safe place for our employees and patients and an alternative to hospitals for essential imaging services”.

Akumin would like to invite interested parties to the Corporation’s Fourth Quarter and Year-End Fiscal 2019 Financial Results Call, to be held tomorrow, April 1, 2020, from 8:00 a.m. to 8:30 a.m. Eastern Time. To access the conference call, register here https://akum.in/AkuminFourthQuarter2019Results or dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website immediately prior to the call. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Fiscal 2019 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin”, “Adjusted net income (loss) attributable to shareholders of Akumin” and “Adjusted EPS – Diluted”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated March 30, 2020 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 30, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

< Financial tables follow. >

Selected Consolidated Financial Information

	Three-month period	Three-month period
	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Service fees – net of allowances and discounts	76,253	44,769
Other revenue	773	683

Revenue	77,026	45,452

Employee compensation	25,442	19,266
Reading fees	11,002	5,764
Rent and utilities	2,793	4,974
Third party services and professional fees	6,447	2,594
Administrative	3,562	2,407
Medical supplies and other expenses	2,517	1,612
Depreciation and amortization	7,364	3,003
Stock-based compensation	749	1,238
Interest expense	10,576	1,778
Impairment of property and equipment	—	4
Settlement costs (recoveries)	(443)	14
Acquisition related costs	410	1,506
Financial instruments revaluation and other (gains) losses	91	524

Income before income taxes	6,516	768

Income tax provision (recovery)	2,645	(1,854)
Non-controlling interests	616	412

Net income attributable to shareholders of Akumin	3,255	2,210

	Three-month period	Three-month period
Adjusted EBITDA	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Revenue	77,026	45,452

Less:
Employee compensation	25,442	19,266
Reading fees	11,002	5,764
Rent and utilities	2,793	4,974
Third party services and professional fees	6,447	2,594
Administrative	3,562	2,407
Medical supplies and other expenses	2,517	1,612
IFRS 16 impact on leases	4,416	—
Sub-total	56,179	36,617
Non-controlling interests	616	412
One-time adjustments	—	(777)

Adjusted EBITDA	20,231	9,200

Adjusted EBITDA Margin	26%	20%

	Year	Year
	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Service fees – net of allowances and discounts	244,841	152,013
Other revenue	2,595	2,769

Revenue	247,436	154,782

Employee compensation	85,900	57,653
Reading fees	35,244	20,560
Rent and utilities	9,728	16,435
Third party services and professional fees	19,084	11,301
Administrative	12,459	8,768
Medical supplies and other expenses	7,456	5,716
Depreciation and amortization	28,271	9,852
Stock-based compensation	3,555	5,702
Interest expense	28,938	5,979
Impairment of property and equipment	—	643
Settlement costs (recoveries)	(1,881)	43
Acquisition related costs	3,403	2,426
Public offering costs	—	814
Financial instruments revaluation and other (gains) losses	3,835	2,843

Income before income taxes	11,444	6,047

Income tax provision (recovery)	2,793	(1,527)
Non-controlling interests	2,200	2,574

Net income attributable to shareholders of Akumin	6,451	5,000

	Year	Year
Adjusted EBITDA	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Revenue	247,436	154,782

Less:
Employee compensation	85,900	57,653
Reading fees	35,244	20,560
Rent and utilities	9,728	16,435
Third party services and professional fees	19,084	11,301
Administrative	12,459	8,768
Medical supplies and other expenses	7,456	5,716
IFRS 16 impact on leases	15,552	—

Sub-total	185,423	120,433
Non-controlling interests	2,200	2,574

Adjusted EBITDA	59,813	31,775

Adjusted EBITDA Margin	24%	21%

Reconciliation of Non-IFRS Measures

(in thousands)	Three-month period ended Dec 31, 2019	Three-month period ended Dec 31, 2018	Year ended Dec 31, 2019	Year ended Dec 31, 2018
Net income attributable to shareholders of Akumin	3,255	2,210	6,451	5,000

Income tax provision (recovery)	2,645	(1,854)	2,793	(1,527)
Depreciation and amortization	7,364	3,003	28,271	9,852
Interest expense	10,576	1,778	28,938	5,979

EBITDA	23,840	5,137	66,453	19,304

Adjustments:
Stock-based compensation	749	1,238	3,555	5,702
Impairment of property and equipment	—	4	—	643
Settlement costs (recoveries)	(443)	14	(1,881)	43
Acquisition-related costs	410	1,506	3,403	2,426
Public offering costs	—	—	—	814
Financial instruments revaluation and other (gains) losses	91	524	3,835	2,843
One-time adjustments	—	777	—	—
IFRS 16 impact on rent	(4,416)	—	(15,552)	—

Adjusted EBITDA	20,231	9,200	59,813	31,775

Revenue	77,026	45,452	247,436	154,782

Adjusted EBITDA Margin	26%	20%	24%	21%

Adjusted EBITDA	20,231	9,200	59,813	31,775

Less:
Depreciation and amortization	7,364	3,003	28,271	9,852
Interest expense	10,576	1,778	28,938	5,979
Add:
IFRS 16 impact on depreciation and interest expense	5,865	—	20,618	—
Sub-total	8,156	4,419	23,222	15,944
Effective tax rate (1)	24.3%	24.7%	24.3%	24.7%
Tax effect	1,978	1,091	5,631	3,938

Adjusted net income attributable to shareholders of Akumin	6,178	3,328	17,591	12,006

(1)	Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.